February 26, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Illumination Acquisition Corp I
Registration Statement on Form S-1
File No. 333-292445

Ladies and Gentleman:

On February 25, 2026, the undersigned, as the representative of the underwriters, joined in the request of Illumination Acquisition Corp I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on March 2, 2026, or as soon as thereafter practicable. We hereby withdraw our request until further notice.

* * *

[Signature Page Follows]

Very truly yours,

BTIG, LLC

By:	/s/ Paul Wood
	Name:	Paul Wood
	Title:	Managing Director

[Signature Page to UW Acceleration Request - Withdrawal]